TRANSGLOBE ENERGY CORPORATION
Suite 2500, 605 - 5th Avenue S.W.
Calgary, Alberta T2P 3H5
Tel: (403) 264-9888
Website: www.trans-globe.com

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 7, 2008

TO THE HOLDERS OF COMMON SHARES

Notice is hereby given that the Annual and Special Meeting of shareholders (the "Meeting") of the holders of common shares ("Common Shares") of TransGlobe Energy Corporation ("TransGlobe" or the "Company") will be held in the Viking Room of the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, on May 7, 2008, at 3:00 p.m. (Calgary time), for the following purposes:

(a)	to receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2007 and the Auditors' Reports thereon.

(b)	to fix the number of directors of the Company at six (6);

(c)	to elect the directors of the Company for the ensuing year;

(d)	to appoint Deloitte & Touche LLP as auditors of the Company and to authorize the directors to fix their remuneration;

(e)

to consider and, if thought appropriate, to pass, with or without variation, an ordinary resolution approving a shareholder protection rights plan for the Corporation, as more particularly described in the accompanying management proxy circular ("Information Circular"); and

(f)	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying Information Circular.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is March 19, 2008. Shareholders of the Company whose names have been entered in the register of shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a shareholder transfers the ownership of any of such shareholder's shares after such date and the transferee of those shares establishes that the transferee owns the shares and requests, not later than 10 days before the Meeting, to be included in the list of shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those shares at the Meeting.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with the Transfer Agent and Registrar of the Company c/o Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment thereof.

2

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of the Company. Each shareholder has the right to appoint a proxyholder other than such persons, who need not be a shareholder, to attend and to act for such shareholder and on such shareholder's behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required to be delivered by a shareholder of the Company should be delivered by facsimile to the Transfer Agent and Registrar at (403) 267-6529.

DATED at Calgary, Alberta this 19th day of March, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Ross G. Clarkson"
President and Chief Executive Officer

TRANSGLOBE ENERGY CORPORATION
MANAGEMENT PROXY CIRCULAR
for the Annual and Special Meeting of Shareholders to be Held on May 7, 2008

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Annual and Special Meeting of shareholders (the "Meeting") of the holders of common shares ("Common Shares") of TransGlobe Energy Corporation ("TransGlobe" or the "Company"), to be held at the Viking Room of the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, on May 7, 2008 at 3:00 p.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting.

Unless otherwise stated, the information contained in this Information Circular is given as at March 19, 2008.

No person has been authorized by the Company to give any information or make any representations in connection with the transactions herein described other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Company.

This Management Proxy Circular ("Information Circular"), the accompanying Notice of Meeting, the Company's annual report and the form of proxy are expected to be mailed to registered shareholders on or before March 28, 2008. The Company's common shares are registered with the U.S. Securities and Exchange Commission (the "SEC") under the U.S. Securities Exchange Act of 1934, as amended (the "1934 Act"), and the issued and outstanding common shares of the Company are listed and posted for trading on the Global Market of the National Association of Securities Dealers' Automated Quotation ("NASDAQ") System. The Company is a "foreign private issuer" as defined in SEC Rule 3b-4, and is therefore exempt from the proxy formatting and filing requirements of the 1934 Act. This Information Circular complies with the Canadian requirements for Information Circulars.

CURRENCY AND EXCHANGE RATES

All dollar amounts in the Information Circular, unless otherwise indicated, are stated in United States currency. The Company has adopted the U.S. dollar as the functional currency for its consolidated financial statements. The exchange rates for the period average and end of period for the U.S. dollar in terms of Canadian dollars as reported by the Bank of Canada were as follows for each of the years ended December 31, 2007, 2006 and 2005:

	Year Ended	Year Ended	Year Ended
	December 31, 2007	December 31, 2006	December 31, 2005
End of Period	Cdn$0.9913	Cdn$1.1654	Cdn$1.1630
Period Average	Cdn$1.0740	Cdn$1.1343	Cdn$1.2114

GENERAL PROXY INFORMATION

General Meeting Requirements

The board of directors of the Company has fixed the record date for the Meeting at the close of business on March 19, 2008 (the "Record Date"). The Company will prepare, as of the Record Date, a list of shareholders entitled to receive the Notice of Meeting and showing the number of Common Shares held by each such shareholder ("Shareholder"). A Shareholder of the Company named in the list is entitled to vote the Common Shares shown opposite such Shareholder's name at the Meeting except to the extent that such holder transfers ownership of the Common Shares after the Record Date, in which case the transferee shall be entitled to vote such Common Shares upon establishing ownership and requesting, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting.

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting, and at any adjournment thereof, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally, or by telephone, facsimile or other electronic means, by directors, officers and employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The Company has made arrangements with Canadian brokerage houses and other intermediaries to send proxy materials, at the Company's expense, to unregistered Shareholders (beneficial Shareholders) of the Company who have advised their broker or intermediary that they wish to receive such material. In addition, the Company asks banks and brokers in the United States to forward copies to persons for whom they hold Common Shares of the Company and request authority for execution of the proxies. The Company will reimburse the banks and brokers for their reasonable out-of-pocket expenses in doing so.

Appointment of Proxies

The persons named as proxy holders in the accompanying form of proxy are directors and/or officers of the Company and were designated by the management of the Company. A registered Shareholder wishing to appoint some other person (who need not be a Shareholder) to represent him or her at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting the desired person's name in the blank space provided in the form of proxy or by completing another form of proxy. A proxy will not be valid unless a properly completed proxy form is received at the office of the Company's Transfer Agent and Registrar, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, fax 1-866-249-7775 at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time for holding the Meeting, or adjournment thereof.

Revocation of Proxies

A registered Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of that corporation, and delivered to the Calgary office of Computershare Trust Company of Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting, or in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many public Shareholders of the Company, as a substantial number of the public Shareholders of the Company do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge"). Broadridge typically applies a special sticker to the proxy forms, mails those forms to the

Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote shares directly at the Meeting. The proxy must be returned to Broadridge well in advance of the Meeting in order to have the shares voted.

All references to Shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to Shareholders registered as of the Record Date on the Company's Shareholder list maintained by the Company's Registrar and Transfer Agent unless specifically stated otherwise.

Voting of Proxies

All Common Shares represented by properly executed and deposited proxies will be voted in accordance with the instructions contained therein. If no choice is specified with respect to any matters referred to herein, the persons designated in the enclosed form of proxy intend on a ballot to vote such Common Shares FOR all of the resolutions described herein.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations to matters referred to herein and with respect to other matters which may properly come before the Meeting. In the event amendments or variations to matters referred to herein are properly brought before the Meeting, or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented at the Meeting.

Voting Securities and Quorum

The voting securities of the Company are entitled to one vote each, and the number outstanding as of the date hereof is 59,766,539 Common Shares. Only Shareholders of record by 4:30 p.m. (Calgary time) on March 19, 2008, who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described herein will be entitled to vote or to have their Common Shares voted at the Meeting.

The presence in person or by proxy of at least two persons entitled to vote is necessary to convene the Meeting. Each resolution that will be placed before the Meeting will either be an ordinary resolution requiring for its approval a simple majority of the votes cast in respect of the resolution, or a special resolution requiring for its approval three quarters of the votes cast in respect of the resolution.

MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

At the Meeting, Shareholders will receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2007 and the auditors' reports on such statements.

Fixing the Number of Directors

At the Meeting, Shareholders will be asked to fix the number of directors for the present time at six (6), as may be adjusted between Shareholders' meetings by way of resolution of the board of directors of the Company. Accordingly, unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of fixing the number of directors to be elected at the Meeting at six (6).

Election of Directors

The directors of the Company are elected annually and hold office until the next annual meeting of Shareholders or until their successors are appointed. Unless authority to do so is withheld, the persons designated in the accompanying form of proxy intend to vote for the nominees of management listed below. Management does not contemplate that any of the nominees will be unable or unwilling to serve as a director but if, for any reason, any of them is unable or unwilling to serve, it is intended that the proxies given pursuant to this solicitation will be voted for a substitute nominee or nominees selected by management, unless authority to vote the proxies in the election of directors is withheld.

The persons named in the following table are management's nominees to the board of directors. All of Messrs. Halpin, Clarkson, Herrick, Noyes, Chase and Dyment are ordinarily resident in Canada.

The names and places of residence of the persons either nominated for or presently holding office as directors, the number of Common Shares beneficially owned, controlled or directed, directly or indirectly, the period served as director and the principal occupation during the last five years of each are as follows:

Number of Common
Name, Place of Residence and	Shares Beneficially
Position with the Company	Owned or Controlled	Date First Appointed	Principal Occupation

Robert A. Halpin(1)(2)(4) Alberta, Canada Chairman of the Board and Director	634,000(5)	March 21, 1997	Retired Petroleum Engineer, formerly Vice President, International Exploration of Petro-Canada with 50 years' experience in the petroleum industry

Ross G. Clarkson Alberta, Canada President, CEO and Director	2,320,972(6)	October 11, 1995	President and Chief Executive Officer of the Company since December 4, 1996, with over 30 years' oil and gas industry experience in exploration and development.

Lloyd W. Herrick Alberta, Canada Vice-President, COO and Director	745,900(7)	April 28, 1999	Vice-President and Chief Operating Officer of the Company since April 28, 1999, with over 30 years' experience in both domestic and international oil and gas exploration and development.

Erwin L. Noyes(2)(3)(4) British Columbia, Canada Director	268,347(8)	October 11, 1995	Retired since July 31, 2000; formerly Vice-President, International Operations of the Company, with over 30 years' experience in the oil and gas industry.

Geoffrey C. Chase(1)(3)(4) Alberta, Canada Director	86,500(9)	August 11, 2000	Retired Senior Vice-President, Business Development, with Ranger Oil Limited, with over 35 years' experience in the oil and gas industry.

Fred J. Dyment(1)(2)(3) Alberta, Canada Director	50,000(10)	February 10, 2004

Chartered accountant with over 30 years' experience in the oil and gas industry. Previously President and Chief Executive Officer, Maxx Petroleum Company (2000- 2001). Prior thereto Controller, Vice President Finance and then President and Chief Executive Officer of Ranger Oil Limited from 1978-2000.

Notes:

(1)	Members of the Company's Audit Committee.
(2)	Members of the Company's Compensation Committee.
(3)	Members of the Company's Governance and Nominating Committee.
(4)	Members of the Company's Reserves Committee.
(5)

Mr. Halpin also holds incentive stock options to purchase 152,900 Common Shares consisting of options: to purchase 80,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009, to purchase 54,000 Common Shares at Cdn$6.03 per share expiring December 5, 2010, and to purchase 18,900 Common Shares at Cdn$4.27 expiring June 8, 2012.

(6)

Mr. Clarkson also holds incentive stock options to purchase 322,000 Common Shares consisting of options: to purchase 120,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009, to purchase 66,000 Common Shares at Cdn$6.03 per share expiring December 5, 2010, and to purchase 136,000 Common Shares at Cdn$4.27 expiring June 8, 2012.

(7)

Mr. Herrick also holds incentive stock options to purchase 270,000 Common Shares consisting of options: to purchase 100,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009, to purchase 66,000 Common Shares at Cdn$6.03 per share expiring December 5, 2010, and to purchase 104,000 Common Shares at Cdn$4.27 expiring June 8, 2012.

(8)

Mr. Noyes also holds incentive stock options to purchase 130,500 Common Shares consisting of options: to purchase 60,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009, to purchase 54,000 Common Shares at Cdn$6.03 per share expiring December 5, 2010, and to purchase 16,500 Common Shares at Cdn$4.27 expiring June 8, 2012.

(9)

Mr. Chase also holds incentive stock options to purchase 130,500 Common Shares consisting of options: to purchase 60,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009, to purchase 54,000 Common Shares at Cdn$6.03 per share expiring December 5, 2010, and to purchase 16,500 Common Shares at Cdn$4.27 expiring June 8, 2012.

(10)

Mr. Dyment holds incentive stock options to purchase 112,000 Common Shares consisting of options: to purchase 40,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009, to purchase 54,000 Common Shares at Cdn$6.03 per share expiring December 5, 2010, and to purchase 18,000 Common Shares at Cdn$4.27 expiring June 8, 2012.

Robert A. Halpin, P. Eng.

Mr. Halpin brings to the Company 50 years' experience in the petroleum industry worldwide as a self-employed consultant (1993 to present); as Vice-President of International Exploration & Production with Petro-Canada Resources of Calgary, Alberta (1988 to October, 1993) and in similar positions with Trend International Ltd., of Denver, Colorado; Saga Petroleum A.S. of Oslo, Norway; Amerada Hess Corporation and American Independent Oil Company, both of New York; Chevron Canada Ltd. in Saskatchewan and Manitoba and Mobil Oil Corporation in New York, Libya and Alberta. He has served as a director of the Company since March 1997 and Chairman since January 1999.

Ross G. Clarkson, P. Geol.

Mr. Clarkson was initially retained by the Company as a technical advisor to assess its Yemen concession prospect (now Block S-1) and assist in negotiations with the Ministry of Oil and Mineral Resources, Republic of Yemen. He was appointed as President and Chief Executive Officer of the Company on December 4, 1996 and has served as a director of the Company since October 1995. Mr. Clarkson was formerly employed (1988 to 1996) as a senior geological advisor with Petro-Canada, a major Canadian oil company, and has in excess of 30 years' domestic and international oil and gas exploration experience, including Resident Manager of Petro-Canada (Yemen) Inc. (1990 to 1993); Senior Project Geologist with Canadian Occidental Petroleum Ltd., now Nexen Inc., in Yemen in 1987 and supervisor of international exploration/geologist with Ranger Oil Limited (1979 to 1986). His international familiarity extends to Oman, the United Arab Emirates, Indonesia, Thailand, China, Australia, the North Sea, South America and Africa. Ross Clarkson may be considered to be a "promoter" of the Company as defined under securities laws in that he took the initiative in substantially reorganizing the Company in 1997 and 1998.

Lloyd W. Herrick, P.Eng.

Mr. Herrick was appointed as Vice-President, Chief Operating Officer and director of the Company in April 1999. Prior to joining TransGlobe in April 1999 Mr. Herrick was President, Chief Executive Officer and member of the board of Moiibus Resource Corporation ("Moiibus") (1997 to 1999), an Alberta Stock Exchange listed company which TransGlobe acquired in April 1999. Mr. Herrick is a professional engineer with more than 30 years of oil and gas experience. Prior to Moiibus, Mr. Herrick was with Ranger Oil Limited (1982 to 1997), serving in a variety of technical and management/executive positions including Vice President - Canadian Production from 1993 onward. Prior thereto, he was a petroleum engineer with Rupertsland Resources Ltd. (1981 to 1982) and a production evaluations engineer with Hudson's Bay Oil & Gas Ltd. (1975 to 1981).

Erwin L. Noyes

Mr. Noyes was initially engaged by the Company as a consultant to assess its Yemen concessions and to assist with related negotiations. He has served as a director since October 1995. Mr. Noyes was acting President November 8, 1996 to December 4, 1996, Vice President, Operations of the Company (on a part-time basis) from November 8, 1996 to April 26, 1999 and Vice President, International Operations from April 26, 1999 to his retirement on July 31, 2000. Mr. Noyes brings to the Company over 30 years of oil and gas exploration and production experience in both domestic and international operations; including as General Manager in the Republic of Yemen for Canadian Occidental Petroleum Ltd., now Nexen Inc. (1987 to 1991), during which time he managed that company's oil exploration program, as a self-employed consultant (1991 to 1996), and with several Canadian Occidental affiliates, as Production Manager in Calgary (1982 to 1986) and as Gas Operations Manager for Canada Cities Service, responsible for all gas production/processing, pipeline and facilities construction (1978 to 1982).

Geoffrey C. Chase, P.Eng.

Mr. Chase joined TransGlobe's board of directors in August 2000. He brings over 35 years of oil and gas operations experience to the Company. Prior to taking early retirement, Mr. Chase worked for Ranger Oil Limited for 28 years in numerous positions, overseeing both domestic and international operations. In his most recent position with Ranger Oil Limited, he was Senior Vice President, Business Development, responsible for identifying, assessing and negotiating international petroleum development opportunities. In addition to his duties at Ranger, Mr. Chase also served on the board of Direct Energy Marketing Ltd., a private gas marketing company, and was Chairman of its board from 1990 to 1994.

Fred J. Dyment, CA

Mr. Dyment joined TransGlobe's board of directors in February 2004. He brings a wealth of industry experience and contacts to the Company's board. Mr. Dyment is a Chartered Accountant with 30 years of experience in the oil and gas industry. He previously served as President and Chief Executive Officer of Maxx Petroleum Company (2000-2001). From 1978-2000 he worked for Ranger Oil Limited holding positions of increasing responsibility as Controller, Vice President Finance, President and Chief Executive Officer. Mr. Dyment also holds board positions with several private and public corporations.

Cease-Trade Orders, Bankruptcies, Penalties or Sanctions

No proposed director of the Company has, within the last ten years prior to the date of this document, been a director, chief executive officer or chief financial officer of any company (including the Company) that, while such person was acting in that capacity, (i) was the subject of a cease-trade or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) was subject to an event that resulted, after the director, chief executive officer or chief financial officer ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of a cease-trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) while that person was acting in the capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date of this document, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold its assets.

In addition, no proposed director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote the proxies in favour of an ordinary resolution to appoint the firm of Deloitte & Touche LLP, Chartered Accountants, to serve as auditors of the Company until the next annual meeting of Shareholders and to authorize the directors to fix their remuneration as such. Deloitte & Touche LLP have served as independent auditors for the Company since October 15, 1999.

The Audit Committee reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Company.

Shareholder Protection Rights Plan

The existing shareholder rights plan of the Company, which was implemented on April 16, 2003 will expire on April 16, 2008. As a result, the board of directors of the Company has authorized a new Rights Plan (as defined below) which will have substantially the same terms and provisions as the Company's old rights plan.

Approval of Shareholder Protection Rights Plan Agreement

                           At the Meeting, Shareholders will be asked to ratify, confirm and approve the Corporation's new shareholder protection rights plan, the terms and conditions of which are set out in the shareholder protection rights plan agreement dated effective March 13, 2008 (the "Rights Plan") between the Corporation and Computershare Trust Company of Canada (the "Rights Agent"). Capitalized terms not otherwise defined in this section shall have the same meaning ascribed to such terms in the full text of the Rights Plan. A shareholder or any other interested party can obtain a copy of the Rights Plan by contacting Mr. David Ferguson, Vice-President, Finance and Chief Financial Officer of the Corporation, at 2500, 605 - 5th Avenue S.W. Calgary, Alberta T2P 3H5, Telephone (403) 264-9888.

                           The Corporation is not aware of any actual or threatened take-over bid for the Common Shares of the Corporation.

Confirmation by Shareholders

                           The Rights Plan has been adopted by the Board of Directors of the Corporation and is currently effective. The policies of the Toronto Stock Exchange (the "TSX") require, among other things, that the Rights Plan be ratified and approved by a majority of the votes cast by Shareholders of the Corporation at the Meeting, excluding Shareholders who may be exempted from the operation of the Rights Plan if the holder's percentage shareholding exceeds the Rights Plan's triggering ownership threshold (an "Exempted Shareholder") and such Exempted Shareholder's associates, affiliates and insiders (as those terms are defined in the Securities Act (Alberta)).

                           If the Rights Plan is not confirmed by a majority of the votes cast by the Shareholders at the Meeting, the Rights Plan and the Rights will be rescinded or otherwise terminated and cancelled and be void and of no further force and effect. As of the date hereof, the Corporation is not aware of any holder of Voting Shares that would be excluded from the vote on the basis that such holder is an Exempted Shareholder. Accordingly, Shareholders will be asked to approve the following ordinary resolution at the Meeting:

"BE IT RESOLVED THAT

1.

the Rights Plan dated as of March 13, 2008 between the Corporation and Computershare Trust Company of Canada, as Rights Agent, as described in the Information Circular of the Corporation dated March 13, 2008, as may be amended pursuant to its terms, be and the same is hereby ratified, confirmed and approved; and

2.

any one director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such deeds, documents and other instruments and to do and perform all such other acts and things as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such deeds, documents or other instruments and the taking of any such actions."

     The persons named in the enclosed Instrument of Proxy, if named as proxy, intend to vote in favour of the resolution regarding the ratification and approval of the Rights Plan unless a shareholder has specified in its proxy that its shares are to be voted against such resolution.

                           The Board of Directors reserves the right to alter any terms of, or not to proceed with, the Rights Plan at any time prior to the Meeting in the event that the Board of Directors determines that it would not be in the best interests of the Corporation and its Shareholders to do so in light of the circumstances at the time.

Recommendation of the Board of Directors

                           In adopting the Rights Plan, the Board of Directors considered the appropriateness of establishing a shareholder protection rights plan, received the advice of its legal advisors and concluded that it was in the best interests of the Corporation and its Shareholders to adopt the Rights Plan. Accordingly, the Board of Directors unanimously recommends that Shareholders ratify, confirm and approve the Rights Plan by voting in favour of the resolution to be submitted to the Meeting.

Purpose of the Rights Plan

                           The Rights Plan was adopted by the Corporation to encourage the fair treatment of Shareholders if there is an unsolicited take-over bid for the Voting Shares of the Corporation. The Rights Plan was also adopted by the Corporation to (i) provide all Shareholders of the Corporation with an equal opportunity to share in any premium paid upon an acquisition of control; (ii) allow both the Shareholders and the Board of Directors adequate time to assess a take-over bid made for the Voting Shares of the Corporation in relation to the circumstances and prospects of the Corporation; and (iii) allow a reasonable period of time for the Board of Directors to explore and develop alternative courses of action in an attempt to maximize shareholder value, if the Board of Directors is of the opinion that it is appropriate to do so. Neither at the time of adoption of the Rights Plan nor at the date of this Information Circular was the Board of Directors aware of any specific Take-over Bid for the Voting Shares that has been made or is contemplated.

                           It was not the intention in adopting the Rights Plan, to secure the continuance in office of the existing members of the Board of Directors or to avoid an acquisition of control of the Corporation in a transaction that is fair and in the best interests of the Shareholders. The rights of Shareholders under existing law to seek a change in the management of the Corporation or to influence or promote action of management in a particular manner will not be affected by the Rights Plan. The adoption of this plan does not affect the duty of the Board of Directors to act in good faith with a view to the best interests of the Corporation and its Shareholders.

                           The Board of Directors believes that under the existing statutory rules relating to Take-over Bids there is insufficient time for the directors to fully assess an offer and to explore and develop alternatives for Shareholders in the event of a Take-over Bid. The time required to consider and complete a change of control transaction must be considered from both the perspective of the Corporation and of potential purchasers. Under the statutory Take-over Bid rules, a take-over bid must remain open in most jurisdictions in Canada for a minimum of

35 days. The result is that Shareholders may fail, in the absence of the Rights Plan, to fully assess the circumstances of the Corporation or to realize the maximum value for their Voting Shares. Accordingly, the directors believe that the Rights Plan which provides that any bid remain open for a minimum of 60 days is an appropriate mechanism to ensure that they will be able to discharge their responsibilities to assist Shareholders in responding to a Take-over Bid.

                           The provisions of the Rights Plan relating to Permitted Bids, which are described below under "The Rights Plan –Permitted Bid", will enable Shareholders to tender to any bid which is a Permitted Bid regardless of the views of the Board of Directors as to its acceptability. The Board of Directors believes that the Rights Plan will not adversely limit the opportunity for Shareholders to dispose of the Voting Shares through a Take-over Bid for the Corporation which is a Permitted Bid and which provides fair value to all Shareholders. If a potential acquirer does not meet the requirements of a Permitted Bid, the Board of Directors may negotiate with the acquirer to ensure the fairness of the terms of the Take-over Bid. Shareholders are advised that the adoption of the Rights Plan may preclude their consideration or acceptance of offers which are inadequate and do not meet the requirements of a Permitted Bid. The directors of the Corporation will continue to be bound to fairly consider any bid for the Voting Shares of the Corporation and to discharge their responsibilities with a view to the best interests of the Corporation and its Shareholders.

                           Shareholder protection rights plans have been adopted by a large number of publicly held corporations in Canada and the United States. The terms of the Rights Plan, set forth in the Shareholder Protection Rights Plan, are substantially similar to those recently adopted by a number of the Corporation's peers.

The Rights Plan

                           The following is a summary description of the general operation of the Rights Plan, subject to being qualified in its entirety by the actual text of the Rights Plan.

     The Rights

                           The Board of Directors has authorized the issuance at the close of business on April 15, 2008 (the "Record Time") of one Right (defined as a right to purchase a Common Share, upon the terms and subject to the conditions set forth in the Rights Plan) in respect of each outstanding Common Share to holders of record at the Record Time. In addition, the Board of Directors authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time. The Corporation will enter into the Rights Plan with Computershare Trust Company of Canada, as Rights Agent, regarding the exercise of the Rights, the issue of certificates evidencing the Rights and other related matters.

                           Each Right entitles the registered holder thereof to purchase from the Corporation on the occurrence of certain events, one Common Share at the exercise price, subject to adjustments (the exercise price is defined as the price at which a holder may purchase the securities issuable upon exercise of one whole Right and, until adjustment thereof in accordance with the terms of the Rights Plan, the exercise price shall be equal to fifty dollars ($50)). The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time to prevent dilution upon the occurrence of certain corporate events affecting the Voting Shares. If a Flip-in Event occurs, each Right would then entitle the registered holder to receive, upon exercise thereof, that number of Common Shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time. The Rights expire upon the termination of the annual meeting of Shareholders of the Corporation held in the year 2011, if not reconfirmed at the meeting, unless earlier redeemed by the Board of Directors in accordance with the provisions of the Rights Plan.

     Overview of the Rights Plan

                           The Rights Plan utilizes the mechanism of the Permitted Bid to ensure that a person seeking control of the Corporation allows Shareholders and the Board of Directors adequate time to assess the Take-over Bid. The purpose of the Permitted Bid is to allow a potential bidder to avoid the dilutive features of the Rights Plan by making a bid in conformity with the conditions specified in the Permitted Bid provisions. If a person makes a

Take-over Bid that is a Permitted Bid, the transaction will not be affected in any respect. The Rights Plan should not deter a person seeking to acquire control of the Corporation if that person is prepared to make a Take-over Bid pursuant to the Permitted Bid requirements or is prepared to negotiate with the Board of Directors. Otherwise, a person will likely find it impractical to acquire 20% or more of the outstanding Voting Shares because the Rights Plan will substantially dilute the holdings of a person or group that seeks to acquire such an interest other than by means of a Permitted Bid or on terms approved by the Board of Directors. When a person or group becomes an Acquiring Person, the Rights Beneficially Owned by those persons or their transferees become void, thereby diluting their holdings. The possibility of such dilution is intended to encourage such a person to make a Permitted Bid or to seek to negotiate with the Board of Directors the terms of an offer which is fair to all Shareholders.

     Trading of Rights

                           The Rights are not exercisable initially and certificates representing the Rights will not be sent to Shareholders. Until the Separation Time, the Rights will be evidenced only by outstanding Common Share certificates. The Rights Plan provides that, until the Separation Time, the Rights will be transferred only with the associated Common Shares. Until the Separation Time, or earlier termination or expiration of the Rights, each new share certificate issued upon transfer of existing Common Shares or the issuance of additional Common Shares, will contain a notation incorporating the terms of the Rights Plan by reference. As soon as is practicable following the Separation Time, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to the holders of record of Common Shares as of the close of business at the Separation Time, and thereafter the Rights Certificates alone will evidence the rights.

     Separation Time

                           The Rights will be exercisable and begin to trade separately from the Common Shares after the Separation Time. Separation Time means the close of business on the tenth business day after the earlier of:

(a)

the first date (the "Share Acquisition Date") of public announcement by the Corporation of a person or a group of affiliated or associated persons (an "Acquiring Person") that it has acquired beneficial ownership of 20% or more of the outstanding Voting Shares other than as a result of, among other things:

	(i)	a reduction of the number of Voting Shares outstanding;

	(ii)	a Permitted Bid (see below);

	(iii)	acquisition of Voting Shares in respect of which the Board of Directors has waived the provision of the Rights Plan; or

(iv)

acquisition of Voting Shares pursuant to any dividend reinvestment plan or share purchase plan of the Corporation, a stock dividend or a stock split or other event pursuant to which a person becomes the beneficial owner of Voting Shares on the same pro rata basis as other holders of Voting Shares and acquisitions pursuant to a prospectus offering or private placement; and

(b)

the date of commencement of, or the first public announcement of the intent of any person other than the Corporation, to commence a Take-over Bid (other than a Permitted Bid or Competing Permitted Bid).

     Beneficial Ownership

                           In general, a Person is deemed to Beneficially Own securities actually held by the Person and others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan. Included are holdings by the Person's Affiliates (generally, a person that controls, is controlled by, or under common control with another person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person's Affiliates or Associates has the right to acquire within 60 days other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities and other than pledges of securities in the ordinary course of business.

                           A Person is also deemed to Beneficially Own any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert.

                           The definition of Beneficial Ownership contains several exclusions whereby a Person is not considered to Beneficially Own a security. A Person is not deemed to be the Beneficial Owner of a security because the holder of such security has either: (i) agreed pursuant to a Permitted Lock-up Agreement to deposit or tender such security to a Take-over Bid made by such Person or such Person's Affiliate or Associate; or (ii) because such security has been deposited or tendered to a Take-over Bid made by such Person or such Person's Associates or Affiliates until the earlier of such security being accepted unconditionally for payment or exchange pursuant to the Take-over Bid and such security being taken up and paid for, whichever shall occur first. Permitted Lock-up Agreement is defined in the Agreement; however, generally a Permitted Lock-up Agreement is an agreement between a Person and one or more holders of Voting Shares (each a "Locked-up Person") to tender or deposit shares to a Take-over Bid that is a Permitted Bid (the "Lock-up Bid") which agreement permits the Locked-up Person to terminate its obligation to tender or deposit to the Lock-up Bid in order to tender or deposit those shares to another Take-over Bid or support another transaction where either (i) consideration offered per Voting Share under the other bid or transaction is higher than the consideration contained in or proposed to be contained in the Lock-up Bid and the other Take-over Bid is made for at least the same number of Voting Shares as the Lock-up Bid; or (ii) the consideration offered for each Voting Share exceeds by as much or more than a Specified Amount and the consideration is for at least the same number of Voting Shares as the Lock-up Bid and does not, by its terms provide for a Specified Amount greater than 7% of the consideration for each Voting Share contained in the Lock-up Bid. Further, if the Lock-up Bid is not successful, the Locked-up Person must not be required to pay break-up fees, top-up fees, penalties or expenses or other amounts that exceed in the aggregate the greater of (i) the cash equivalent of 2½% of the price or value payable under the Lock-up Bid to the Locked-up Person; or (ii) 50% of the increase in the consideration to the Locked-up Person resulting from another Take-over Bid or other transaction.

                           There are other exceptions to the deemed "Beneficial Ownership" provisions for institutional Shareholders acting in the ordinary course of business. These exceptions apply to (i) an Investment Manager which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a "Client"); (ii) a licensed trust corporation ("Trust Company") acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and which holds such security in the ordinary course of its duties for such accounts; (iii) such Person is a Crown agent or agency (the "Crown Agency"); (iv) the Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such; or (v) the Person (an "Administrator") is the administrator or trustee of one or more pension funds or plans (a "Plan") registered under the laws of Canada or any province thereof or the corresponding laws of the jurisdiction by which such Plan is governed or is such a Plan and the Administrator or Plan holds such security for the purposes of its activities as such. The foregoing exceptions only apply so long as the Investment Manager, Trust Company, Crown Agency, Statutory Body or Administrator is not then making or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market, alone or by acting jointly or in concert with any other Person.

                           Finally, a Person is not deemed to "Beneficially Own" a security because (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Plan with the same Administrator as another Person or Plan on whose account the Investment Manager, Trust Company or Administrator, as the case may be, holds such security; or (ii) the Person is a Client of an Investment Manager, Estate Account, Other Account or Plan, and the security is owned by the Investment Manager, Trust Company or Administrator, as the case may be.

     Acquiring Person

                          An Acquiring Person is, generally, a person who Beneficially Owns 20% or more of the outstanding Voting Shares of the Corporation. The Rights Plan provides certain exceptions to the definition of Acquiring Person, including the Corporation or a person who acquires 20% or more of the outstanding Voting Shares through a Permitted Bid acquisition or certain prescribed exempt acquisitions. The Rights Plan also excludes from the definition of Beneficial Ownership, amongst others, a person in its capacity as investment manager, trust corporation, pension fund or plan administrator or trustee (and clients and accounts of such persons) provided that the person is not making or proposing to make a Take-over Bid. Furthermore, an underwriter or members of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares in connection with a bona fide distribution of securities pursuant to a prospectus or by way of a private placement is deemed not to be an Acquiring Person.

     Flip-in Event

                          Ten (10) business days following a transaction that results in a person becoming an Acquiring Person (a "Flip-in Event"), the Rights will entitle holders to receive, upon exercise and payment of the Exercise Price, Common Shares with a market value equal to twice the Exercise Price of the Rights. In such event, however, any Rights beneficially owned by an Acquiring Person (including such person's associates and affiliates and any other person acting jointly or in concert with the Acquiring Person and any direct or indirect transferee of such persons) will be void. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

     Permitted Bid

                          A Take-over Bid will not trigger the dilutive provision of the Rights Plan if it meets the Permitted Bid conditions prescribed in the Rights Plan. A Permitted Bid is a Take-over Bid, made by means of a Take-over Bid circular, which:

(a)	is made to all holders of record of Voting Shares wherever resident:

(c)

contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid; and

(d)	contains irrevocable and unqualified provisions that:

(i)

unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for Voting Shares under the Take-over Bid and that all Voting Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

(ii)

more than 50% of the outstanding Voting Shares held by Independent Shareholders, determined as at the date of first take-up or payment for Voting Shares under the Take- over Bid, must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Voting Shares; and

(iii)

in the event that more than 50% of the then outstanding Voting Shares held by Independent Shareholders shall have been deposited to the Take-over Bid, the Offeror will make public announcement of that fact and the Take-over Bid will be extended on the same terms for a period of not less than 10 business days from the date of such public announcement.

                          The Rights Plan also provides for a "Competing Permitted Bid," which is a Take-over Bid made while another Permitted Bid is in existence and that satisfies all of the provisions of a Permitted Bid except that, provided it is outstanding for a minimum period of 35 days, it may expire on the same date as the initial Permitted Bid.

     Take-over Bid

                           A Take-over Bid is defined in the Rights Plan as an offer to acquire Voting Shares or other securities if, assuming the Voting Shares or other securities subject to the Offer to Acquire are acquired at the date of the Offer to Acquire by the Person making the Offer to Acquire, such Voting Shares (including all Common Shares that maybe acquired upon exercise of all rights of conversion, exchange or purchase attaching to the other securities) together with the Offeror's Securities, would constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire.

     Redemption and Waiver

                           The Board of Directors acting in good faith may, at its option, at any time prior to the occurrence of a Flip-in Event, elect to redeem all, but not less than all, of the then outstanding Rights at a redemption price of $0.00001 per Right. In addition, if an Offeror successfully completes a Permitted Bid, the Board of Directors shall be deemed to have elected to redeem the Rights.

                           The Board of Directors of the Corporation may, prior to the occurrence of a Flip-in Event, determine to waive the dilutive effects of the Rights Plan in respect of a Flip-in Event. In such case, such waiver would be deemed also to be a waiver, on the same terms and conditions, in respect of any other Flip-in Event which occurs by reason of a Take-over Bid made by way of a Take-over Bid circular to all holders of Voting Shares made prior to the expiry of the Take-over Bid for which the initial waiver was given. The Board of Directors of the Corporation may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Voting Shares.

     Amendments

                           The Board of Directors may supplement or amend the Rights Plan with the majority approval of Shareholders (or the holders of the Rights, if the Separation Time has occurred). In addition, the Board of Directors may, from time to time, supplement or amend the Rights Plan in order to correct any clerical or typographical error or which changes are required to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, regulations or rules thereunder. The Board of Directors may also supplement or amend the Rights Plan to make any changes which the directors may deem necessary or desirable, provided that if such supplement or amendment occurs subsequent to shareholder ratification at the Meeting such supplement or amendment shall be subject to shareholder ratification at the next meeting of the Shareholders (or holders of Rights, as the case may be), and provided further that no such supplement or amendment shall be made to the provisions relating to the Rights Agent except with the concurrence of the Rights Agent. In addition, no supplement or amendment may be made to the Rights Plan without the approval of the TSX.

     Certain Canadian Federal Income Tax Considerations

                           This description is of a general nature only and is not intended nor should it be construed to constitute legal or tax advice to any particular shareholder. Shareholders are advised to consult their own tax advisors taking into account their own particular circumstances. The issuance of Rights to each holder should not result in any benefit being conferred on a particular holder and no amount should be required to be included in income thereon for purposes of the Income Tax Act (Canada) (the "Tax Act"). However, if at the time the Rights are issued, it is known that certain holders will not exercise their Rights or will not be entitled to exercise their Rights, Canada Revenue Agency ("CRA") is of the view that the Rights may not be conferred on all holders and the value of the benefit, if any, must be included in each holder's income for the taxation year. In the event that the issuance of Rights results in a shareholder benefit for purposes of the Tax Act, the Corporation believes that the value of the Rights is nominal and no income inclusion would be required. Should the Rights result in an income inclusion to a non-resident holder, the Tax Act deems that such amount will be treated as a dividend. Dividends paid or credited or deemed to be paid or credited to a non-resident holder of Shares will be subject to Canadian nonresident withholding tax at the rate of 25% of the gross amount of such dividends under the Tax Act. This rate may be reduced under an applicable income tax treaty or convention between Canada and such non-resident holder's country of residence. In the case of a non-resident holder which is the beneficial owner of such dividends and a resident of the United States for the purposes of the Canada-United States Income Tax Convention, 1980, the rate of non-resident withholding tax in respect of dividends on the Shares will generally be reduced to a rate of 15% of the gross amount of such dividends (except that where such beneficial owner is a corporation and owns at least 10% of the Voting Shares of the Corporation, the rate of withholding tax is reduced to 5% for dividends paid or credited or deemed to be paid or credited). In addition, the Rights will, on the date hereof, be qualified investments under trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESPs") or deferred profit sharing plans ("DPSPs") under the Tax Act and the regulations thereunder. The Rights will not, on the date hereof, be foreign property for purposes of the Tax Act for RRSPs, RRIFs, RESPs or DPSPs and other persons subject to tax under Part XI of the Tax Act.

     Additional Information

                           In the event that a shareholder or any other interested party has questions or concerns regarding the Rights Plan, you are invited to contact Mr. David Ferguson, Vice President, Finance and Chief Financial Officer of the Corporation, at 2500, 605 - 5th Avenue S.W. Calgary, Alberta T2P 3H5, Telephone (403) 264-9888. A copy of the Rights Plan will be available on SEDAR at www.sedar.com or from the Corporation by calling (403) 264-9888.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of TransGlobe is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or nominee for director, senior officer, or any one who has held office as such since the commencement of the last completed fiscal year of the Company, or of any associate or affiliate of any of the foregoing individuals, in any matter to be acted on at the Meeting, other than the election of directors or the appointment of auditors, except for as set forth in this Information Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without nominal or par value. As at the date hereof, there are 59,766,539 Common Shares issued and outstanding.

To the best of the Company's knowledge and based on existing information, as at the date hereof, there are no persons who own, controlled or directed, of record or beneficially, directly or indirectly, more than 10% of the outstanding Common Shares.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

Securities legislation requires the disclosure of the compensation of certain executive officers, including the Chief Executive Officer, Chief Financial Officer and the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds Cdn$150,000 for the year and any individual who would have been included except for the fact that such individual was not serving as an officer of the Company at the end of the most recently completed financial year end (the "Named Executive Officers"). The following table sets out all compensation awarded to, earned by or paid to the Named Executive Officers for the last three fiscal years. There were no other executive officers of the Company whose salary plus bonus in the year ended December 31, 2007 was in excess of $150,000.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation

						Restricted
					Securities	Shares or
Name and				Other Annual	Under	Restricted	LTIP	All Other
Principal	Year Ended	Salary	Bonus	Compensation	Options/SARs	Share Units	Payouts	Compensation
Occupation	December 31	(Cdn$)	(Cdn$)	(Cdn$)(5)	Granted	(Cdn$)(6)	(Cdn$)(6)	(Cdn$)(5)

Ross Clarkson(1)	2007	275,000	160,000	Nil	136,000	Nil	Nil	Nil
President and	2006	245,700	50,000	Nil	Nil	Nil	Nil	Nil
Chief Executive	2005	234,000	25,000	Nil	66,000	Nil	Nil	Nil
Officer

Lloyd Herrick(2)	2007	240,000	130,000	Nil	104,000	Nil	Nil	Nil
Vice-President	2006	214,200	45,000	Nil	Nil	Nil	Nil	Nil
and Chief	2005	204,000	25,000	Nil	66,000	Nil	Nil	Nil
Operating Officer

David Ferguson(3)	2007	200,000	91,000	Nil	63,000	Nil	Nil	Nil
Vice-President,	2006	170,100	35,000	Nil	Nil	Nil	Nil	Nil
Finance, Chief	2005	162,000	40,000	Nil	66,000	Nil	Nil	Nil
Financial Officer
and Secretary

Edward Bell(4)	2007	190,000	Nil	Nil	60,000	Nil	Nil	Nil
Vice-President,	2006	170,100	35,000	Nil	Nil	Nil	Nil	Nil
Exploration	2005	162,000	25,000	Nil	96,000	Nil	Nil	Nil

Notes:

(1)	Mr. Clarkson was appointed President and Chief Executive Officer on December 4, 1996.
(2)	Mr. Herrick was appointed Vice-President and Chief Operating Officer on April 28, 1999.
(3)	Mr. Ferguson was appointed Vice-President, Finance, Chief Financial Officer and Secretary on June 1, 2001.
(4)	Mr. Bell was appointed Vice-President, Exploration on December 14, 2004.
(5)	All other compensation and benefits do not exceed the lesser of Cdn$50,000 and 10% of each individual's salary and bonus.
(6)	There are no outstanding restricted shares or units and the Company does not have a long-term incentive plan, pension plan or other compensatory plan for its executive officers.

Incentive Stock Options

Directors, officers and employees are eligible to participate in the Company's Option Plan. Awards of stock options are made from time to time to participants at varying levels which are generally consistent with the individual's level of responsibility within the Company. Options are priced at the weighted average trading price of the Company's Common Shares for the five trading days immediately preceding the date of grant. The term, vesting provisions and other provisions of the options are subject to the terms of the Option Plan and to the discretion of the board of directors.

A stock option plan is intended to provide the board with the ability to issue options to provide the employees, officers, directors and consultants of the Company with long-term equity-based performance incentives, which are a key component of the Company's compensation strategy. The Company believes it is important to align the interests of management and employees with Shareholder interests and to link performance compensation to enhancement of Shareholder value. This is accomplished through the use of stock options whose value over time is dependent on market value.

The Option Plan presently includes the following terms:

1.

directors, officers, and employees of the Company or subsidiaries of the Company and persons or companies who provide services to the Company or its subsidiaries on an ongoing basis, or have provided or are expected to provide a service or services of considerable value to the Company or its subsidiaries are eligible to receive options under the Option Plan;

2.

the aggregate number of Common Shares that may be issued pursuant to the exercise of options awarded under the Option Plan and all other security-based compensation arrangements of the Company shall be 10% of the Common Shares outstanding from time to time;

3.

the aggregate number of Common Shares reserved for issuance to any one person under the Option Plan, together with all other security based compensation arrangements of the Company, shall not exceed 5% of the outstanding issue of Common Shares;

4.

the number of Common Shares reserved for issuance to insiders, at any time, under all security-based compensation arrangements, shall not exceed 10% of the outstanding issue of Common Shares, and the number of Common Shares issued to Insiders, within any one year period, under all security-based compensation arrangements, shall not exceed 10% of the outstanding issue of Common Shares

5.

the aggregate number of Common Shares reserved for issuance to any one insider and such insider's associates pursuant to the Option Plan, and all other security-based compensation arrangements of the Company, shall not exceed 5% of the outstanding issue of Common Shares;

6.

the aggregate number of Common Shares reserved for issuance to consultants pursuant to the Option Plan, and all other security-based compensation arrangements of the Company, shall not exceed 2% of the outstanding issue of Common Shares;

7.

the aggregate number of Common Shares reserved for issuance to any single consultant under the Option Plan, and all other security-based compensation arrangements of the Company, within any one-year period, shall not exceed 1% of the outstanding issue of Common Shares;

8.

the price of options under the Option Plan shall be fixed by the board but under no circumstances shall any option price at the time of the grant be lower than the market price per Common Share which is defined in the Option Plan as either the closing trading price of the Common Shares immediately prior to the date of grant or the five-day volume weighted average trading price of the Common Shares prior to the date of grant;

9.	the term of the options granted under the Option Plan shall be determined by the board in its discretion, to a maximum of 10 years from the date of the grant of the option;

10.	the options granted under the Option Plan shall vest at such time or times as determined by the board at the time of the grant;

11.

if any participant ceases to be eligible for a grant of options under this Option Plan for any reason, except the death of a participant or by reason of retirement pursuant to an established retirement policy of the board, all options granted to the participant under the Option Plan and then held by the participant will, to the extent such options were exercisable immediately prior to the ineligibility, continue to be exercisable by the participant for a period of 30 days or until the expiry date of the option, if earlier;

12.

if a participant ceases to be eligible for a grant of options under the Option Plan by reason of retirement pursuant to an established retirement policy of the board, all options held by the retiring participant will become vested and exercisable, to the extent not already vested and exercisable, immediately prior to retirement and continue to be exercisable until the original expiry date;

13.

in the event of the death of a participant all options granted to the participant under the Option Plan and held by the participant immediately before death will, to the extent such options are exercisable at that time, continue to be exercisable by the legal representative of the participant for a period of six months following the death of the participant or until the expiry date of the option, if earlier;

14.	in addition, but limiting the generality of the foregoing at the discretion of the board, the board of directors may determine:

	(a)	that a stock option is exercisable only during the term of employment of the participant or during such term and for a limited period of time after termination of employment;

	(b)	that a stock option can be exercisable for a period of time or for its remaining term after the death, disability or incapacity of a participant;

	(c)	that only a portion of a stock option is exercisable in a specified period;

(d)

that the unexercised portion of a stock option is cumulative so that any portion of a stock option exercisable (but not exercised) in a specified period may be exercised in subsequent periods until the stock option terminates; or

	(e)	that a stock option may provide for early exercise and/or termination or other adjustment in the event of a death of a person; and

(f)

other appropriate terms in other circumstances, such as if the Company shall resolve to sell all or substantially all of its assets, to liquidate or dissolve, or to merge, amalgamate, consolidate or be absorbed with or into any other corporation, if a takeover bid is made for Common Shares of the Company, or if any change of control of the Company occurs;

15.

options shall not be assignable or transferable by the participants, except for a limited right of assignment to allow the exercise of options by a participant's legal representative in the event of death or incapacity, subject to the terms upon which the stock option is granted;

16.

the board of directors of the Company may from time to time, in its sole discretion, and on notice to the participant, permit options to be surrendered, unexercised, to the Company in consideration of the receipt by the optionholder of an amount equal to the excess, if any, of the aggregate fair market value of the Common Shares (based upon the market price of the Common Shares on the TSX on the trading day immediately preceding the date of surrender) over the aggregate exercise price for those Common Shares pursuant to those options. Such amount is payable in cash, Common Shares or a combination of both, as the board of directors of the Company may in its discretion determine;

17.

in the event of an "Unsolicited Offer", defined as an offer, made generally to the Shareholders to acquire the Common Shares and which is in the nature of a "take-over bid", that is unsolicited by board of directors or management of the Company, all unexercised and unvested options granted under the Option Plan shall vest and become immediately exercisable; and

18.

in the event: of any change in the Common Shares of the Company through subdivision, consolidation, reclassification, amalgamation, merger or otherwise, or of any stock dividend to holders of Common Shares (other than such stock dividends issued at the option of Shareholders of the Company in lieu of substantially equivalent cash dividends), or that any rights are granted to holders of Common Shares to purchase Common Shares of the Company at prices substantially below fair market value, or that as a result of any recapitalization, merger consolidation or otherwise the Common Shares are converted into or exchangeable for any other shares, then the board of directors may make such adjustments to the Option Plan and in the options granted under the Option Plan as the board may in its sole discretion deem appropriate to prevent substantial dilution or enlargement of the rights granted to or available for holders of Options.

The Option Plan also contains certain provisions applicable to those participants that are subject to personal income tax under the United States Internal Revenue Code.

Option Grants During the Year Ended December 31, 2007

The following table sets forth information in respect of options granted to the Named Executive Officers during the most recently completed financial year.

				Market Price on Date
	Common Shares	% of Total Options	Exercise Price	of Grant
Named Executive	Under Options	Granted in Financial	(Cdn$/Common	(Cdn$/Common
Officer	Granted	Year	Share)	Share)	Expiration Date

Ross Clarkson, President and Chief Executive Officer	136,000	12.46	4.27	4.27	June 8, 2012

Lloyd Herrick, Vice-President and Chief Operating Officer	104,000	9.53	4.27	4.27	June 8, 2012

David Ferguson, Vice-President, Finance, Chief Financial Officer and Secretary	63,000	5.77	4.27	4.27	June 8, 2012

Edward Bell, Vice-President, Exploration	60,000	5.50	4.27	4.27	June 8, 2012

Aggregated Option Exercises During the Year Ended December 31, 2007, and Year-End Option Values

The following table sets forth certain information with respect to options to acquire Common Shares. The closing price for the Common Shares on the Toronto Stock Exchange on December 31, 2007 was Cdn$5.05.

	Common Shares	Aggregate	Unexercised Options at	Value of Unexercised In-the-Money
	Acquired on	Value Realized	December 31, 2007	Options at December 31, 2007
Named Executive Officer	Exercise (#)	(Cdn$)	(#)Exercisable/Unexercisable(1)	(Cdn$) Exercisable/Unexercisable(1)

Ross Clarkson, President and Chief Executive Officer	250,000	1,487,500	164,000/158,000	214,800/106,080

Lloyd Herrick, Vice-President and Chief Operating Officer	250,000	1,355,000	144,000/126,000	179,000/81,120

David Ferguson, Vice-President, Finance, Chief Financial Officer and Secretary	Nil	Nil	134,000/85,000	161,100/49,140

Edward Bell, Vice-President, Exploration	Nil	Nil	214,000/92,000	247,500/46,800

Note:

(1)

These amounts were calculated by multiplying the number of vested unexercised options ("Exercisable") or unvested options ("Unexercisable"), as applicable, by the difference between the latest closing trading price of the Common Shares on The Toronto Stock Exchange on or prior to December 31, 2007 (Cdn$5.05) and the exercise price of the relevant options (at prices ranging from Cdn$3.26 to Cdn$7.74 per share).

As at March 19, 2008, the Company has outstanding options to acquire an aggregate of 3,084,900 Common Shares.

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under the Company's equity compensation plans as at December 31, 2007. The only such plan in existence is the Stock Option Plan referenced above.

Number of securities
remaining available for future
	Number of securities to be	Weighted average exercise	issuance under equity
	issued upon exercise of	price of outstanding	compensation plans
	outstanding options,	options, warrants and	(excluding securities
Plan Category	warrants and rights(a)	rights(b)	reflected in column (a)) (c)

Equity compensation plans approved by securityholders	2,935,900 Common Shares	Cdn$4.73	3,026,754 Common Shares

Equity compensation plans not approved by securityholders	N/A	N/A	N/A

Total	2,935,900 Common Shares	Cdn$4.73	3,026,754 Common Shares

Employment Contracts, Termination of Employment and Change in Control Arrangements

Mr. Ross Clarkson was appointed President and Chief Executive Officer of the Company on December 4, 1996, which appointment will continue unless terminated as provided in his employment contract. Pursuant to Mr. Clarkson's employment contract effective February 14, 2008 and subsequent amendments approved by the Compensation Committee, in return for a full-time commitment to the Company, he receives a monthly salary of Cdn$24,062 (approximately US$24,273) effective January 1, 2008. Mr. Clarkson is entitled to a performance bonus in such amount as may be determined by the Compensation Committee.

Mr. Lloyd Herrick was appointed Vice President and Chief Operating Officer of the Company on April 28, 1999, which appointment will continue unless terminated as provided in his employment contract. Pursuant to Mr. Herrick's employment contract effective February 14, 2008 and subsequent amendments approved by the Compensation Committee, in return for a full-time commitment to the Company, he receives a monthly salary of Cdn$21,000 (approximately US$21,184) effective January 1, 2008. Mr. Herrick is entitled to a performance bonus in such amount as may be determined by the Compensation Committee.

Mr. David Ferguson was appointed Vice-President, Finance, Chief Financial Officer and Secretary of the Company on June 1, 2001, which appointment will continue unless terminated as provided in his employment contract. Pursuant to Mr. Ferguson's employment contract effective February 14, 2008 and subsequent amendments approved by the Compensation Committee, in return for a full-time commitment to the Company, he received a monthly salary of Cdn$17,500 (approximately US$17,654) effective January 1, 2008. Mr. Ferguson is entitled to a performance bonus in such amount as may be determined by the Compensation Committee.

Mr. Edward Bell was appointed Vice-President, Exploration of the Company on December 14, 2004, which appointment was terminated on March 3, 2008 as provided in his employment contract. Pursuant to Mr. Bell's employment contract effective January 1, 2006, in return for a full-time commitment to the Company, he received a monthly salary of Cdn$15,883 (approximately US$16,022) effective January 1, 2007.

Each of the employment contracts may be terminated by the executive officer on 60 days' written notice. In addition, if there is a change of control (as defined in the contract) of the Company, Messrs. Clarkson, Herrick, and Ferguson may, within 90 days after that event, elect to terminate the contract and his employment, and the Company will pay to him a retirement allowance in an amount equal to 24 months of his then current salary and benefits for Messrs.

Clarkson, Herrick, and Ferguson. If the executive officer should die during the term of the contract, the Company is required to pay his estate an amount equal to six months of his then current salary. The employment contracts also provide for the customary medical, dental and life insurance benefits and vacation entitlement.

Composition of Compensation Committee

The compensation committee is presently comprised of Messrs. Halpin, Noyes and Dyment, none of whom was, during the past three fiscal years, an officer or employee of the Company or of any of its subsidiaries.

Report on Executive Compensation

The compensation committee provides the board of directors with recommendations on the Company's executive compensation program, including allocation of stock options. The Company's executive compensation program is designed to provide incentives for the enhancement of Shareholder value. The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interests of management with those of the Shareholders, and to reward individual and team performance. The compensation package has been structured so as to link Shareholder return, measured by the change in share price, with executive compensation through the use of stock options as the primary element of variable compensation. The amount of cash compensation and outstanding options are considered when determining additional option grants. The Company does not have a pension plan for its senior executives or other employees.

The cash compensation of the Named Executive Officers is set out in their employment agreements, as amended from time to time, and was determined by the compensation committee of the Company at the time of signing the employment agreements between the Company and each of the Named Executive Officers. See "Report on Executive Compensation - Employment Contracts, Termination of Employment and Change in Control Arrangements". It is believed that the cash compensation payable to the Company's executive officers under these agreements is consistent with the range of compensation paid to executives of companies similar to the Company who have comparable duties and responsibilities, and the compensation committee at that time considered public information of oil and gas companies of a similar size.

Compensation of Directors

The Company periodically grants to its directors incentive stock options to purchase Common Shares (see "Report on Executive Compensation - Incentive Stock Options"). (Refer to the "Summary Compensation Table" for amounts paid to the directors who are Named Executive Officers during the three most immediately preceding completed financial years, all of which was paid to them in their capacity as officers, not as directors.)

In fiscal 2007, the board of directors paid outside directors Cdn$28,000 annually and the Chairman of the board Cdn$34,000 annually, any outside director that was a member of a committee was entitled to an additional Cdn$4,000 per year and the audit committee chair was entitled to an additional Cdn$8,000 per year and other committee chairs were entitled to an additional Cdn$4,000 per year. This payment is currently made semi-annually on June 30 and December 31 of each year.

PERFORMANCE GRAPH

The following graph compares the cumulative Shareholder return on Cdn$100 investment in Common Shares of the Company to a similar investment in companies comprising the TSX Oil & Gas Exploration and Production Index and the S&P/TSX Composite Index (formerly the TSE 300 Composite Index), including dividend reinvestment, for the period December 31, 2002 through December 31, 2007:

	December	December 31,	December 31,	December 31,	December 31,	December 31,
	31, 2002	2003	2004	2005	2006	2007
TransGlobe	100	530	1,033	997	973	842
TSX Oil & Gas
Exploration and	100	119	166	284	278	295
Production
S&P/TSX Composite	100	124	140	170	195	209
Index

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director or senior officer of the Company, or associate or affiliate of any such director or senior officer, is or has been indebted to the Company since the beginning of the last completed financial year of the Company.

CORPORATE GOVERNANCE DISCLOSURE

Set out below is a description of the corporate governance practices of the Company.

Board of Directors

The board of directors is comprised of the following six individuals: Ross G. Clarkson, President and Chief Executive Officer of the Company; Lloyd W. Herrick, Vice President and Chief Operating Officer of the Company; Geoffrey C. Chase; Fred J. Dyment; Robert A. Halpin, Chairman of the Company, and Erwin L. Noyes.

Disclose the identity of directors who are independent.

Multilateral Instrument 52-110 ("MI 52-110") of the Canadian Securities Administrators provides that a member is "independent" if the member has no direct or indirect material relationship with the issuer - a "material relationship" being one which could, in the view of the issuer's board of directors, reasonably interfere with the exercise of a member's independent judgment. MI 52-110 also specifically prescribes certain relationships that are considered to be material.

Based on the foregoing, the board of directors of TransGlobe has determined that the following individuals are independent within the meaning of MI 52-110:

Robert A. Halpin – Independent director
Erwin L. Noyes – Independent director
Geoffrey C. Chase – Independent director
Fred J. Dyment – Independent director

Disclose the identity of directors who are not independent, and describe the basis for that determination.

The board of directors of TransGlobe has determined that the following individuals are not independent based on the guidelines set forth in MI 52-110:

Ross G. Clarkson – Not independent, President and Chief Executive Officer of TransGlobe
Lloyd W. Herrick – Not independent, Vice President and Chief Operating Officer of TransGlobe

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The majority of the members of the board of directors of TransGlobe are independent.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following director is presently a director of other issuers that are reporting issuers (or the equivalent):

Name	Name of Reporting Issuer	Position

Fred J. Dyment	ARC Energy Trust	Director
	Tesco Corporation	Director
	ZCL Composites Inc.	Director
	WesternZagros Resources Ltd.	Executive Chairman

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors of TransGlobe hold meetings at which non-independent directors and members of management are not in attendance, as required, and in conjunction with the regularly scheduled meeting of the board of directors of TransGlobe. Two such meetings were held since the beginning of the Company's most recently completed financial year. The audit committee also meets regularly without any non-independent directors present; four such meetings were held.

The governance and nominating committee has the responsibility to take initiatives to ensure that the board of directors can function independently of management, including, without limitation, recommending to the board of directors mechanisms, including the appointment of a committee of directors independent of management, to allow directors who are independent of management an opportunity to discuss the Company's affairs in the absence of management.

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the board is Mr. Halpin who is the President and owner of Halpin Energy Resources Limited and a retired petroleum engineer. The Chairman of the board is an independent director with the primary role of managing the board and ensuring the board is organized properly and functions effectively to meet its obligations and responsibilities. In addition, the Chairman of the Board works with the Chief Executive Officer of the Company to ensure effective relations with board members, Shareholders, other stakeholders and the public. Interaction with all senior officers is required of the Chairman of the board, but not expected to be frequent with the exception of the Corporate Secretary, with whom the board Chairman will work with on all board affairs, including communications.

The board of directors has developed terms of reference for the Chairman of the board, and they include the following general duties and responsibilities:

  managing the board and ensuring that the board is organized properly and functions effectively to meet its obligations and responsibilities;

  working with the Chief Executive Officer to ensure management strategies, plans and performance are appropriately represented to the board;

  working with the Chief Executive Officer to ensure effective relations with board members, Shareholders, other stakeholders and the public;

  working with the Corporate Secretary on all board affairs, including communications; and

  maintaining relations with Shareholders, other stakeholders and the public.

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.

The attendance record for each director of TransGlobe during the most recently completed financial year is as follows:

  Robert A. Halpin attended 13 out of 13 meetings, 10 in person, three via telephone;
  Ross G. Clarkson attended 12 out of 13 meetings, 11 in person, one via telephone;
  Lloyd W. Herrick attended 12 out of 13 meetings, in person;
  Erwin L. Noyes attended 13 out of 13 meetings, 10 in person, three via telephone;
  Geoffrey C. Chase attended 13 out of 13 meetings, 12 in person, one via telephone; and
  Fred J. Dyment attended 12 out of 13 meetings, 9 in person, three via telephone.

Committee attendance (independent directors only)

Governance and
		Compensation	Nominating	Reserves
Name	Audit Committee	Committee	Committee	Committee

Robert A. Halpin	6 of 6 in person	5 of 5 in person	N/A	4 of 4 in person

Erwin L. Noyes	N/A	5 of 5 in person	1 of 1 in person	4 of 4 in person

Geoffrey C. Chase	6 of 6 in person	N/A	1 of 1 in person	4 of 4 in person

Governance and
		Compensation	Nominating	Reserves
Name	Audit Committee	Committee	Committee	Committee
Fred J. Dyment	5 of 6 in person,	4 of 5 in person,	1 of 1 via telephone	N/A
	1 via telephone	1 via telephone

Board Mandate

Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Company has a Charter of Board of Directors Governance, which is attached as Schedule "A" hereto.

Responsibilities and duties of the board of directors, which are more fully outlined in the Charter of Board of Directors Governance, include the following:

  review and adopt the Company's strategic business plan, corporate objectives, financial plans and budgets and review against corporate performance;

  identify and review the business risks of the Company and ensure that systems are in place to monitor and manage such risks;

  approve the hiring of senior officers and monitor the performance of senior officers; and

  ensure the Company maintains appropriate internal controls and management information systems.

Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The board has developed written position descriptions or terms of reference for the Chair of the board, the Chair of each committee of the board (which include terms of reference for the Chair for each of the audit committee, the governance and nominating committee, the compensation committee, and the reserves committee) and for individual directors. The board has also developed charters for each committee of the board.

The terms of reference for the Chair of the audit committee include the following general roles and responsibilities:

  managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities;

  working with the Chief Financial Officer to ensure effective relations with committee members; and

  maintaining on-going communications with the Chief Financial Officer and the Company's external auditors.

The terms of reference for the Chair of the governance and nominating committee include the following general roles and responsibilities:

  managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities;

  working with the Corporate Secretary and Chief Financial Officer to ensure effective relations with committee members;

  maintaining on-going communications with the Corporate Secretary and Chief Financial Officer;

  overseeing management's formulation of and compliance with corporate governance policies and procedures; and

  preparing the Company's public disclosure relating to its corporate governance policies and procedures, and generally relating to compliance with corporate governance related legal and regulatory requirements.

The terms of reference for the Chair of the reserves committee include the following general roles and responsibilities:

  managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities;

  working with the Vice-President and Chief Operating Officer;

  working with the corporation's independent petroleum consultants, including ongoing communications; and

  leading the committee in overseeing the work of the Company's reserve data management team and the independent petroleum consultants.

The terms of reference for the Chair of the compensation committee include the following general roles and responsibilities:

  managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities;

  working with the Chief Executive Officer to ensure effective relations with committee members;

  working with the Company's independent compensation consultants;

  maintaining on-going communications with the Chief Executive Officer; and

  leading the committee in overseeing management's formulation of human resource and compensation policies and procedures.

The terms of reference for individual directors establish a number of standards for directors, including the following:

  fulfilling legal requirements of directors, including a comprehensive understanding of the statutory and fiduciary roles;

  preparing for each meeting and maintain an excellent attendance record;

  participating fully and frankly in the deliberations and discussions of the Board;

  participating on committees and understanding the process of committee work; and

  being generally knowledgeable about the business of the Company and its industry as well as the regulatory, legislative, business, social and political environments within which the Company operates.

Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and the Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.

The board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer.

The Chief Executive Officer's primary responsibilities include the following:

  providing overall leadership and vision in developing, in concert with the Board of Directors, the Company's strategic direction;

  providing overall leadership (including recommendations for appointment of, and changes to, executive and other officers) and vision in developing the tactics and business plans necessary to realize the Company's objectives;

  managing the overall business to ensure strategic and business plans are effectively implemented, the results are monitored and reported to the board, and financial and operational objectives are attained; and

  managing the overall business to act with a view to the best interests of the Company, growing value and maximizing return to Shareholders.

Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding:

(i)	the role of the board, its committees and its directors; and

(ii)	the nature and operation of the issuer's business.

The governance and nominating committee is responsible for the orientation and education of new recruits to the board of directors. New directors are provided with the opportunity to meet with management, tour properties and receive reports relating to the Company's business and affairs. The Company also pays for the cost of relevant courses for the directors.

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Company pays for the cost of relevant courses for the directors. Mr. Ross Clarkson recently graduated from the Institute of Corporate Directors and has been certified. Mr. Lloyd Herrick is currently attending this program and expects to graduate later this year, with certification to follow shortly upon graduation.

Ethical Business Conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)	disclose how a person or company may obtain a copy of the code;

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Company has adopted a Corporate Code of Conduct which is applicable to the Company, its employees and contractors. A copy of the Corporate Code of Conduct has been posted to SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml. The Company has also developed a specific Code of Conduct for each of: directors and officers; the Chief Executive Officer; the Chief Financial Officer; employees; and contract employees. In addition, the Company has adopted a Code of Conduct and Conflict of Interest Guidelines for Directors and Officers.

The Corporate Code of Conduct for the Company is intended to guide employees' and contractors' activities to enhance value and to minimize situations where a conflict of interest could arise and where harm to the Company and its employees could occur. The Code of Conduct addresses responsibilities and values, insider trading, business relationships, entertainment, gift and favours, compliance and monitoring. Adherence to the policy is monitored by management through routine supervisory practices and an annual Code of Conduct disclosure and sign-off process. When an investigation results in a finding that the Code of Conduct has been breached, the employee or contractor who has breached the Code of Conduct may, depending upon the seriousness of the breach, be subject to discipline up to and including termination of employment.

The Code of Conduct and Conflict of Interest Guidelines for Directors and Officers provides generally, that each individual being considered for nomination as a director must disclose to the Governance and Nominating Committee all interest in relationships of which the director is aware at the time of consideration which will or may give rise to a conflict of interest. If such an interest or relationship should arise while the individual is a director, there is a positive onus on the director to make disclosure of the same to the Corporate Secretary or the board Chair. Each director is also required by the Code to report any known or suspected breach of the Code to the board Chair, and is annually required to review, sign and deliver to the board Chair an executed copy of the Code.

TransGlobe has not experienced any known conduct of a director or executive officer that constitutes a departure from the Code requiring the filing of a material change report since the beginning of the Company's most recently completed financial year.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Pursuant to the Company's Code of Conduct and Conflict of Interest Guidelines for Directors and Officers, all directors have agreed to the following guidelines respecting conflicts of interest:

  directors shall avoid situations that may result in a conflict or perceived conflict between their personal interests and the interest of the Company and situations where their actions as directors are influenced or perceived to be influenced by their personal interests;

  each director must at all times comply fully with applicable law and should avoid any situation which could be perceived as improper, unethical or indicative of a casual attitude towards compliance with the law;

  no director may hold a significant financial interest, either directly or through a relative or associate, or hold or accept a position as an officer or director in an organization in a relationship with the Company, where, by virtue of his or her position with the Company, the director could in any way benefit the other organization by influencing the purchasing, selling or other decisions of the Company, unless that interest has been fully disclosed in writing to the board; and

  a "significant financial interest" in this context is any interest substantial enough that decisions of the Company could result in gain for the director.

In addition, each individual being considered for nomination as a director of the Company must disclose to the governance and nominating committee all interests and relationships of which the director is aware of at the time of consideration which will or may give rise to a conflict of interest. If such an interest or relationship should arise while the individual is a director, the individual shall make immediate disclosure of all relevant facts to the Corporate Secretary or the board Chair.

Last, in accordance with the Business Corporations Act (Alberta), directors who are a party to or are a director or an officer of a party to a material contract or material transaction are required to disclose the nature and extent of their interest and are not permitted to vote on any resolution to approve the contract or transaction.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The board provides leadership, supervision and support for the employees of the Company to uphold the principles articulated in the Code of Conduct.

Nomination of Directors

Describe the process by which the board identifies new candidates for board nomination.

The nominees for directors are initially considered and recommended by the governance and nominating committee of the board, approved by the entire board and appointed annually by the Company.

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The board's governance and nominating committee is presently comprised entirely of independent directors: Mr. Noyes, Mr. Chase and Mr. Dyment.

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The board has a governance and nominating committee with roles and duties which include the following:

  identify, review the qualifications of, and recommend to the board of directors possible nominees for the Board of Directors,

  assess directors on an ongoing basis and oversee the effective functioning of the board of directors, including the orientation and education of new recruits to the board of directors,

  assess the board's committee structure on an ongoing basis and recommend changes where appropriate,

  oversee the relationship between management and the board of directors and to recommend improvements to such relationship,

  review the size and composition of the board of directors and committee structure,

  review the appropriateness of the terms of the mandate and responsibilities of the board of directors and the charters, mandates and responsibilities of each of the committees,

  review the compensation of the directors, and

  undertake such other initiatives as are needed to assist the board of directors in providing efficient and effective corporate governance for the benefit of Shareholders.

Compensation

Describe the process by which the board determines the compensation for the issuer's directors and officers.

The compensation committee has the responsibility to assist the board in establishing and reviewing compensation arrangements for the Company's executive officers. The governance and nominating committee, as discussed above, reviews and recommends the compensation for directors.

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Company has a compensation committee comprised of three members, Mr. Halpin, Mr. Noyes and Mr. Dyment, all of whom are independent directors.

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

Subject to the powers and duties of the board, the Compensation Committee is required under its charter to perform the following duties:

  review and recommend corporate goals and objectives relative to the compensation of the Company's executive officers,

  determine the salary and benefits of the executive officers, subject to the terms of existing contractual arrangements,

  review terms of new executive officer contracts, amendments or renewal of existing executive officer contracts and make recommendations for approval of contracts to the board of directors,

  review the compensation of the directors in light of time commitments, competitive fees, risks and responsibilities and make recommendations for approval of directors' fees to the board of directors,

  based on recommendations of the Chief Executive Officer, determine the general compensation structure and policies and programs for the Company such that the Company is able to award, attract and hold key personnel, administer the Company's stock option plan and determine its use, from time to time, as a form of incentive compensation for service providers,

  determine and recommend any other incentives/compensation plans from time to time,

  review and make recommendations to the board of directors on issues that arise in relation to any employment contract in force from time to time,

  review and approve severance arrangements for executive officers, and annually review this charter and propose amendments to be ratified by a simple majority of the board of directors.

The committee, upon the approval of the board of directors, may engage independent services for the provision of appropriate industry compensation data and trends.

If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Since the beginning of the Company's most recently completed financial year, the Company participated in an energy industry compensation survey administered by Towers Perrin. This data was used as a benchmark to assist the compensation committee in establishing the executive officers' compensation along with other data.

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the committees set out above, the board of directors has established a reserves committee, to assist the Board in monitoring the integrity of the oil and gas reserves of the Company, compliance by the Company with legal and regulatory requirements related to reserves, qualifications, independence and performance of the Company's independent reserve evaluators, and the performance of the Company's procedures for providing information to the independent reserve evaluators. The reserves committee is comprised of three members, Mr. Chase Mr. Halpin and Mr. Noyes, all of whom are independent directors.

The charter for the reserves committee includes the following responsibilities:

  reporting committee actions to the board of directors with such recommendations as the committee may deem appropriate,

  providing a report of management and directors on oil and gas disclosure for the Company's annual information circular as prescribed in Form 51-101F3 of National Instrument 51-101,

  annually engage the independent reserve evaluators and evaluate the performance of the independent reserve evaluators,

  ensuring no restrictions are placed by management on the scope of the reserve evaluators' review and examination of the Company's information,

  ensuring that no officer, director or employee attempts to fraudulently influence, coerce, manipulate or mislead any evaluator engaged in the preparation of the Company's oil and gas reserves statements, and reviewing process and results in relation to the completion of the reserve evaluations.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The governance and nominating committee evaluates regularly the effectiveness and contribution of the board, the board Chair and the chair of each committee and the effectiveness and contribution of individual directors, having regard for the mandate of the board and position descriptions, attendance at board and committee meetings, overall contribution and, in the case of individual directors, the competencies and skills the individual director is expected to bring to the board. The board has also adopted a board questionnaire to assist in the assessment of the functioning of the board of directors as a whole, as well as a peer review questionnaire. Also, all independent board members confirm their continued independence annually by completing a corresponding questionnaire.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of the Company, any shareholder who beneficially owns, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of the Company or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

OTHER MATTERS COMING BEFORE THE BOARD

Management of the Company knows of no other matter to come before the Meeting other than as set forth above and in the notice of meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxies solicited hereby will be voted on such matters in accordance with the best judgment of the person voting by proxy.

ANNUAL REPORT

The Annual Report of the Company for the fiscal year ended December 31, 2007 (containing the Message to the Shareholders, Operations Review, the Audited Consolidated Financial Statements and Management's Discussion and Analysis) accompanies this Management Proxy Circular.

A copy of the Company's Annual Information Form, filed with the British Columbia, Alberta, Ontario and Quebec Securities Commissions and the U.S. Securities and Exchange Commission, may also be obtained without charge by writing to the Company at the address listed below, or from SEDAR, the Canadian electronic securities filing system, at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

ADDITIONAL INFORMATION

Additional information respecting the Company is available on SEDAR at www.sedar.com. Financial information respecting the Company is provided in the Company's comparative financial statements and management's discussion and analysis for its most recently completed financial year. Securityholders can access this information on SEDAR or by request to the Secretary of the Company at the following address:

TransGlobe Energy Corporation
Suite 2500, 605-5th Avenue SW
Calgary, Alberta
T2P 3H5

Phone: (403) 264-9888
Facsimile: (403) 264-9898

SCHEDULE "A"

CHARTER OF BOARD OF DIRECTORS' GOVERNANCE

Our Charter of Director Governance outlines the specific roles and duties of the Company's directors.

GENERAL BOARD RESPONSIBILITIES

It is the responsibility of the Board of Directors to diligently oversee the direction and management of the Company while adhering to the highest ethical standards. Specific responsibilities are as follows:

Strategic Planning & Budgets

  Meet at least annually in a strategy session to review and adopt the Company's strategic business plan.
  Review and adopt the Company's corporate objectives, financial plans and budgets.
  Review corporate performance against strategic plans, corporate objectives, financial plans and budgets.

Risk Management

  Identify and review the business risks of the Company and ensure that systems are in place to monitor and manage such risks.
  Ensure that the risks are appropriate, thoroughly understood and studied and are in line with achieving our corporate goals.

Communication Review

  Review annually the Company's Corporate Disclosure Policy and ensure that it is being followed.

Executive Personnel

  Approve the hiring of senior officers.
  Establish, and review annually, job descriptions for executive officers.
  Monitor and measure senior officers' performances.
  Ensure all executive officers have current employment, non-competition and confidentiality agreements.
  Review major Company organizational and staffing issues.
  Succession planning for the CEO and other key officers.

Systems Integrity

  Ensure that the Company maintains appropriate internal controls and management information systems.
  Ensure that the Company, its executives and employees conduct themselves in an ethical manner and in compliance with laws, regulations, audit and accounting principles and the Company's own governing policies.
  Ensure that the Board of Directors has free and full access to management regarding all matters of compliance and performance.
  Ensure that Company has adopted a code of ethics for the Company's principal executive officer, senior financial officers and all employees. Review the Company code of ethics annually and approve amendments by a simple majority of the Board of Directors.

Material Transactions

  Review and approve any material transactions outside of the corporate budget, including but not limited to long term contracts, licenses or obligations which will outlive an individual's relationship with the Company.

A-2

Whistleblower Mechanism

  Adopt and review annually a mechanism through which employees and others can directly and anonymously contact the Board with concerns about conduct which the employee reasonably believes constitutes fraud or some other violation of law. The mechanism must include procedures for responding to, and keeping of records of, any such expressions of concern.

BOARD STRUCTURE AND FUNCTION

Composition of the Board of Directors

  Ensure that the majority of Directors are "independent" as defined by the Company's governing regulatory bodies.

Annual Disclosure of Directors

  Publicly disclose conclusions as to the independence of the directors as defined by the Company's governing regulatory bodies.

Nominating and Assessing Directors

  Appoint a Governance and Nominating Committee to nominate new board members as required and assess current directors' performances.
  Review promptly the continued Board membership of any director whose employment or professional status has materially changed.

Position of Chairman of the Board

  Ensure the Chairman of the Board is an independent director.

Board Evaluation

  Review and assess its own performance in fulfilling its duties outlined in this charter and any other duties charged to the Board, including the performance of individual directors.

Examination of Size of Board

  Annually review the size of the Board and the impact of that size on the effectiveness of the Board.
  Consider whether it is appropriate to reduce or increase the size of the Board.

Compensation of Directors

  Annually review the adequacy and form of all compensation paid Directors.
  Consider that compensation should reflect responsibilities and risk.

Composition of Board Committees

  Consider that Board committees should generally consist of outside directors.
  Ensure that the directors on all committees be independent and unrelated directors.
  Review the independence of all directors with respect to various regulatory requirements and ability to serve on any Committee.

A-3

Governance and Nominating Committee

  Assign general responsibility for governance to the Governance and Nominating Committee.
  General Board to review annually the Governance and Nominating Committee Charter and, when necessary, suggest changes to its Charter, to be ratified by the entire Board.
  Ensure proper orientation for new directors.

Audit Committee

  Assign general responsibility to the Audit Committee to oversee (1) the integrity of the Company's financial statements and its financial reporting and disclosure practices, (2) the soundness of the Company's systems of internal controls regarding finance and accounting compliance, and (3) the appointment, compensation, independence and performance of the Company's auditors.
  Ensure that all committee members are independent.
  General Board to review the Audit Committee Charter annually and, when necessary, suggest changes to its Charter, to be ratified by the entire Board.
  Nominate a Financial Expert to the Board of Directors and appoint to the Audit Committee.

Reserves Committee

  Assign general responsibility to the Reserves Committee to oversee (1) the integrity of the oil and gas reserves of the Company, (2) compliance by the Company with legal and regulatory requirements related to reserves, and (3) qualifications, independence and performance of the Company's independent Reserves evaluators, and performance of the Company's procedures for providing information to the independent Reserves evaluator.
  General Board to review the Reserves Committee Charter annually and, when necessary, suggest changes to its Charter, to be ratified by the entire Board.

Compensation Committee

  Assign general responsibility for senior executive compensation to the Compensation Committee, including a review of compensation and performance in relation to Corporate Objectives.
  Produce annually a report on executive compensation for inclusion in the Company's annual management information circular.
  General Board to review the Compensation Committee Charter annually and, when necessary, suggest changes to its Charter, to be endorsed by the entire Board.
  Review annually the Company's incentive stock option plan.
  Approve all grants under the Company's incentive stock option plan.

Outside Advisors for Directors

  Ensure that individual directors are permitted to engage outside advisors at the Company's expense.

General

  Perform such other functions as prescribed by law and in the Company's By-laws.

Amendments to Charter of Director Governance and Expectations

  Annually review this Charter and propose amendments to be ratified by a simple majority of the Board of Directors.